UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2019

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.

(Translation of registrant's name into English)

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 100027

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 27, 2019, Hunter Maritime Acquisition Corp. (the "Company") announced that Nasdaq imposed trading halt on its securities. A copy of the Press Release is attached as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated March 27, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 27, 2019

HUNTER MARITIME ACQUISITION CORP.

By:	/s/ Jia Sheng
Name: Jia Sheng
Title: Chief Executive Officer